UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                November 19, 2007

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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DSM Biologics and Crucell Announce PER.C6{reg-trade-mark} Licensing Agreement with Daiichi Sankyo Ltd.


Sittard/Leiden, The Netherlands, November 16, 2007 - DSM Biologics, a business unit of DSM Pharmaceutical Products and Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) today announced a PER.C6{reg-trade-mark} license agreement with Daiichi Sankyo Ltd. (Tokyo Stock Exchange Ticker 4568). This license agreement allows Daiichi Sankyo to use the PER.C6{reg-trade-mark} cell line in their early stage research to identify new antibodies and for the production of preclinical grade material. Financial details were not disclosed.

About the PER.C6{reg-trade-mark} Technology Platform
Crucell's PER.C6{reg-trade-mark} technology platform has been developed for the large-scale manufacture of biopharmaceutical products such as recombinant proteins including monoclonal antibodies. Compared to conventional production technologies, the strengths of PER.C6{reg-trade-mark} technology lie in its excellent safety profile, scalability and productivity under serum-free culture conditions.

About Crucell
Crucell N.V. (Euronext, NASDAQ: CRXL; Swiss Exchange: CRX) is a biotechnology company focused on research, development and worldwide marketing of vaccines and antibodies that prevent and treat infectious diseases. Its vaccines are sold in public and private markets worldwide. Crucell's core portfolio includes a vaccine against hepatitis B, a fully-liquid vaccine against five important childhood diseases, and a virosome-adjuvanted vaccine against influenza. Crucell also markets travel vaccines, such as the only oral anti-typhoid vaccine, an oral cholera vaccine and the only aluminium-free hepatitis A vaccine on the market. The Company has a broad development pipeline, with several Crucell products based on its unique PER.C6{reg-trade-mark} production technology. The Company licenses this and other technologies to the biopharmaceutical industry. Important partners and licensees include DSM Biologics, Sanofi Aventis, Novartis, Wyeth and Merck & Co. Crucell is headquartered in Leiden (The Netherlands), with subsidiaries in Switzerland, Spain, Italy, Sweden, Korea and the US. The Company employs over a 1000 people. For more information, please visit www.crucell.com

About DSM Biologics
DSM Biologics, a business unit of DSM Pharmaceutical Products, is a global provider of manufacturing technology and services to the biopharmaceutical industry. In addition to offering world-class biopharmaceutical manufacturing services, DSM Biologics has co-exclusive rights, along with Dutch biotech company Crucell N.V., to license the high-producing PER.C6{reg-trade-mark} human cell line as a production platform for recombinant proteins and monoclonal antibodies. DSM Biologics' FDA-approved facility in Groningen, The Netherlands, was established in 1986 and has a strong track record in using a broad range of cell lines (PER.C6{reg-trade-mark}, CHO, hybridoma, etc.) in biopharmaceutical manufacturing, and has a wide range of experience using multiple manufacturing (batch, fed-batch and continuous perfusion) and purification techniques. The combination of the PER.C6{reg-trade-mark} human cell line and DSM's manufacturing services provides companies with a turn-key biologic manufacturing solution reducing cost, risk and time to market. DSM Biologics is represented in Japan by Asahi Glass & Co, Ltd. For more information, please visit www.dsmbiologics.com

About DSM
DSM creates innovative products and services in life sciences and materials sciences, contributing to the quality of life. DSM's products and services are used globally in a wide range of markets and applications, supporting a healthier, more sustainable and enjoyable way of living. End markets include human and animal nutrition and health, personal care, pharmaceuticals, automotive, coatings and paint, electrics & electronics, life protection and housing. The company strategy, Vision 2010 - Building on Strengths, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation, an increased presence in emerging economies and operational excellence. DSM has annual sales of almost EUR 9 billion and employs some 22,000 people worldwide. The company is headquartered in the Netherlands, with locations in Europe, Asia, the Americas, Africa and Australia. More information on DSM can be found at www.dsm.com.


For further information please contact:


DSM Pharmaceutical Products
Karen King
President
DSM Biologics
+1-973-257-8427
Karen.King@dsm.com

DSM Biologics
Marcel Lubben
Vice President
Marketing, Sales & NBD
(+31) 46 47 73343
marcel-m.lubben@dsm.com

Crucell N.V. Media:
Barbara Mulder
Director Corporate Communications
Tel: +31-(0) 71 519 7346
press@crucell.com


Investors/Analysts:
Oya Yavuz
Director Investor Relations
Tel. +31-(0) 71-519 7064
ir@crucell.com
www.crucell.com

Forward-looking statements
This press release contains forward-looking statements that involve inherent risks and uncertainties. These statements are based on current expectations, estimates and projections of the management of DSM and Crucell and information currently available to both companies. The statements involve certain risks and uncertainties that are difficult to predict and therefore DSM and Crucell do not guarantee that their expectations will be realized. Furthermore, DSM and Crucell have no obligation to update the statements contained in this press release.

Crucell has identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to the Form 20-F, as filed by Crucell with the U.S. Securities and Exchange Commission on June 13, 2007, and the section entitled "Risk Factors". Crucell prepares its financial statements under generally accepted accounting principles in the United States (US GAAP) and Europe (IFRS).

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

  November 19, 2007                                /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer